EXHIBIT 21.1

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Organization
BAK Battery Canada Ltd.	Canada
BAK Battery (Shenzhen) Co., Ltd.	People’s Republic of China
BAK Europe GmbH	Germany
BAK International Limited	Hong Kong
BAK International (Tianjin) Ltd.	People’s Republic of China
BAK Telecom India Private Limited (1)	India
China BAK Asia Holdings Limited	Hong Kong
Dalian BAK Trading Ltd.	People’s Republic of China
Shenzhen BAK Battery Co., Ltd.	People’s Republic of China

(1)	Partly owned through a nominee agreement between BAK International Limited and one of its employees.